Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Galaxy Payroll Group Limited on Form S-8 of our report dated November 9, 2022, except for Note 12 as to which the date is December 28, 2022, with respect to our audit of the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows of Galaxy Payroll Group Limited for the year ended June 30, 2022 appearing in the Annual Report on Form 20-F of Galaxy Payroll Group Limited for the fiscal year ended June 30, 2024.

We were dismissed as auditors on February 10, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, New York

February 26, 2025